

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2009

Mr. Robert D. Daleo
Chief Financial Officer
Thomson Reuters
3 Times Square
New York, NY 10036

      Re: **Thomson Reuters Corporation**
                Form 40-F for the fiscal year ended December 31, 2008
                Thomson Reuters PLC
                Form 20-F for the fiscal year ended December 31, 2008
                File No. 01-31349

Dear Mr. Daleo:

      We have completed our reviews of your Form 40-F and Form 20-F and have no further comments at this time.

                Sincerely,

                Lyn Shenk
                Branch Chief